

April 2, 2014

By E-Mail
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

     Re: **Sensient Technologies Corporation**
               Definitive Additional Soliciting Materials
               Filed By FrontFour Capital Group LLC et. al.
               Filed March 25 and 31, 2014
               File No. 001-07626

Dear Mr. Berenblat:

     We have reviewed your responses to our comment letter dated March 26, 2014 and the above-referenced filing and have the following comments.

Definitive Additional Soliciting Materials filed March 25, 2014

1.   Please provide the substance of your response to the first bullet point in our prior comment 2 in any future soliciting materials that address the company's selection of Paul Manning as its CEO.

2.   Please provide us with additional supplemental support for the statement referenced in the second bullet point in our prior comment 2. Tell us which "Investors and sell-side analysts" you have communicated with and the dates of those communications.

Definitive Additional Soliciting Materials filed March 31, 2014

3.   We note your disclosure that you believe the company "could see additional earnings per share of over $1.00, which could result in the Company trading at a multiple to earnings closer to its peers." The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. If you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

4.   Please provide us support for your disclosure that the company has "the lowest consensus analyst forecasted revenue and EPS growth for the period 2014-2016."

5.   We note your disclosure in the bullet point captioned "Relevant Experience is Lacking." You state that neither of Mr. Brown and Dr. Wedral have "technical food or science background" and that Mr. Croft, Ms. Whitelaw and Mr. Brown and have "no financial or restructuring experience." We note that the biography for Mr. Brown in the company's soliciting materials indicate he served as a vice president of Monfort of Colorado for 11 years and that he earned degrees in tax and accounting and was a certified public accountant. We note that the biography for Dr. Wedral indicates she earned degrees in food biochemistry, food microbiology and biochemistry and that she served as the president of Nestle R&D, among other positions during a 34-year period working at Nestle. We note that the biography for Mr. Croft indicates that he served as general partner at Richard Ellis for over 30 years. We note that the biography for Ms. Whitelaw indicates that she served as president and chief operating officer of Blue Cross Blue Shield of Wisconsin and that she served on the audit committee of WICOR Corporation. Please provide us support for your disclosure referenced above in light of the company's disclosure described above; alternatively, revise your soliciting materials to provide additional information to present a more complete description of the company's nominees' backgrounds or to remove your original disclosure.

6.   We reissue prior comment 3 from our March 26, 2014 comment letter. Despite your repeated responses that your disclosure would clarify that some of your nominees do not own any shares in the company, your disclosure in this filing does not include such clarification. Instead, your disclosures on this topic are limited to statements that "The Board Has No Investment Risk at Stake" while referring to FrontFour's investment of $40 million and that Mr. Loukas "can bring an owners-perspective to the Board," without mention of the shares owned by your nominees. We also note your continued references to Mr. Loukas being a significant shareholder without clarifying whether FrontFour is the beneficial owner of shares acquired for the benefit of its clients. Revise your materials with corrective disclosure.

        Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions